December 16, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporate Finance
101 F Street N.E.
Washington, D.C. 20549

Attention:	Jeanne Bennett
Mary Mast

Re:                             Proteon Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 5, 2019
File No. 333-234549

Ladies and Gentlemen:

On behalf of Proteon Therapeutics, Inc. (the “Company” or “Proteon”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 11, 2019, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (SEC File No. 333-234549) filed on December 5, 2019, and to discussions with the Staff via teleconference on December 16, 2019 at 10:00 am Eastern Standard Time.

On behalf of the Company, we are concurrently filing Amendment No. 2 to the Company’s Registration Statement on Form S-4 (the “Amendment No. 2”). We are providing to the Staff, by overnight delivery, a package containing copies of this letter and Amendment No. 2, including versions that are marked to show changes from the Registration Statement on Form S-4 as amended by Amendment No. 1 to the Company’s Registration Statement on Form S-4.

For the convenience of the Staff, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter.  The Staff’s comments are presented in italics and are followed by the Company’s response. Page references herein are to pages of Amendment No. 2.

Amendment No. 1 to Form S-4 Filed December 5, 2019

Pro Forma Financial Information, Page PF-1

Morgan, Lewis & Bockius LLP

One Federal Street
Boston, MA 02110-1726	+1.617.341.7700
United States	+1.617.341.7701

1.              We note your response to comment number 6. Please explain to us how you have applied the guidance in ASC 805-40-30-2 and the reason your valuation includes total market capitalization of Proteon rather than the equity interests the legal subsidiary (ArTara) would have to issue to give the owners of the legal parent (Proteon) the same percentage equity interest in the combined entity that results from the reverse acquisition. Also, please refer to the examples in ASC 805-40-55-2.

Response:  In response to the Staff’s comment, the Company has updated the disclosure in Note 7 of the Pro Forma to be clearer as to how the guidance in ASC 805-40-30-2 was applied.

In addition, the acquisition date fair value of the consideration transferred by the accounting acquirer (ArTara) for its interest in the accounting acquiree (Proteon) is based upon the number of equity interests that ArTara would have had to issue in order to give the owners of Proteon the same percentage equity interest in the combined entity that results from the reverse acquisition. In accordance with the guidance provided in ASC 805-40-30-2, the fair value of the consideration upon the transfer of the 26.61% interest transferred to Proteon’s shareholders (accounting acquiree) was determined, and in connection therewith and in accordance with the guidance provided in ASC 805-40-55-10, it was determined that the quoted trading stock price of Proteon’s shares was more readily determinable than the fair value of the shares of ArTara, as ArTara is a privately held company and its shares do not trade. Accordingly, the trading price of the Proteon shares was considered to determine the fair value of the consideration paid by ArTara.

To effectuate the merger transaction, Proteon will issue to ArTara 2,632,369 shares of Proteon common stock, and Proteon will issue to the investors in the ArTara Private Placement 285,246 shares of Proteon common stock (all on a post-split basis).  After these issuances of Proteon common stock, the former shareholders of Proteon will own 26.61% of the company.  The table below summarizes and reconciles the pre and post-reverse stock split shares of Proteon, the pre and post-exchange ratio shares of ArTara and the post ArTara Private Placement shares, outstanding as of September 30, 2019, and the respective pro forma ownership by each of Proteon and ArTara.

At September 30, 2019

	Before Reverse Split or Effect of the Exchange	After Reverse Split or Effect of the Exchange	Pro Forma Ownership Summary		Pro Forma
	Ratio	Ratio	Proteon	ArTara	Ownership
Proteon shares outstanding	41,360,836	1,034,020	26.61%	—	26.61%
Plus: Proteon shares issued to ArTara in merger	13,774,317	2,632,369	—	66.04%	66.04%
Plus: Proteon shares issued to Investors in ArTara Private Placement in merger	1,492,597	285,246	—	7.35%	7.35%
Totals		3,951,635	26.61%	73.39%	100.00%

2.              We note from your response to comment number 7 that you are not able to value any specific intangible assets at this time and that you intend to prepare a valuation to determine the value of any tangible and/or intangible assets acquired in the merger and will finalize these amounts prior to the closing of the merger. Please explain to us why you have not provided your best estimate of the fair value of the assets and liabilities acquired, including any intangible assets separately from goodwill. Refer to ASC 805-20-25-1.

Response:  In response to the Staff’s comment, the Company has revised its disclosure in Note 7 of the Pro Forma to include its best estimate as to the value of the in-process R&D intangible assets.  Proteon has disclosed that this is a provisional amount to be finalized upon the closing of the Merger and that as the in-process R&D has not yet been placed into service, no amortization expense has been recorded within the pro forma.

The guidance in ASC 805 requires goodwill to be measured as the excess of the merger consideration paid over the fair value of the identified assets and liabilities.  This results in goodwill being measured as a residual. The measurement occurs on the acquisition-date and, other than qualifying measurement  period adjustments, no adjustments are made to goodwill recognized as of the acquisition date until and unless it becomes impaired.

Goodwill typically represents the fair value of the going-concern element of the acquired business and the fair value of the expected synergies to be achieved upon consummation of the business combination.  However, in most business combinations, even after all acquired assets have been identified, goodwill likely will not be limited to core goodwill because of items that are not recognized in a business combination (e.g., contingent assets that do not more likely than not meet the definition of an asset, intangible assets like workforce intangibles that do not meet the recognition criteria) and items that are not recognized at fair value (e.g., deferred income taxes).

The Company determined the preliminary value ascribed to goodwill after considering the guidance outlined above from ASC 805.  As discussed in the pro forma financial statements, the Company determined the merger consideration based on the guidance within ASC 805-40-30-2.   Proteon performed an exercise to identify and value all identifiable tangible and intangible assets of Proteon, and such preliminary values have been reflected in the pro forma financial statements.  After applying this guidance, the residual amount was allocated to goodwill.

Based on the above comment from the Staff, Proteon also considered what is specifically giving rise to goodwill in this transaction.

For Proteon, certain assets exist that give rise to goodwill but would not be valued in purchase accounting, specifically the potential value of the tax benefits associated with NOL’s and tax credit carryforwards which have a full valuation allowance.  At September 30, 2019, these totaled approximately $20 million, and at some point in the future, these carryforwards could be used to shield future tax liabilities for the combined company.

In addition, for Proteon certain other assets exist that have value but are not separately recognized in purchase accounting, including (i) Proteon is listed on Nasdaq, a recognizable exchange, and (ii) the value attributable to gaining Proteon’s shareholders as existing investors.

The Company also considered the fact that it is not uncommon in valuations of companies like Proteon, for a disproportionate amount of value to be ascribed to goodwill, due to the early stage and therefore speculative nature of the in-process R&D assets.  A preliminary value of $300,000 has been assigned to the in-processed R&D (“IPR&D”) currently owned by Proteon.  While the asset has a relatively small preliminary value at this time based on the clinical and regulatory uncertainties that exist, the underlying potential of the IPR&D could be significant in the future after years of additional clinical development.

Finally, Proteon does not anticipate that the combined entity would have an impairment of goodwill.  The combined entity will likely have one reporting unit, and based on the anticipated market capitalization of the combined entity, the Company does not foresee any goodwill impairment charges.

Please contact me at (617) 951-8901 or George Eldridge, Chief Financial Officer at the Company, at (781) 890-0102 with any questions or further comments regarding this letter or Amendment No. 2.

Sincerely,

/s/ Julio E. Vega
Julio E. Vega

cc:                             Joseph McCann, U.S. Securities and Exchange Commission

Mary Beth Breslin, U.S. Securities and Exchange Commission

George Eldridge, Proteon Therapeutics, Inc.

Tara R. McElhiney, Morgan, Lewis & Bockius LLP

Zachary E. Zemlin, Morgan, Lewis & Bockius LLP